UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-33175

Cusip Number: 78413F103

(Check One)	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sesa Sterlite Limited

Full Name of Registrant

Sterlite Industries (India) Limited

Former Name if Applicable

Sesa Ghor 20 EDC Complex, Patto

Address of Principal Executive Office (Street and Number)

Panaji, Goa-403001, India

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

During the fiscal year ended March 31, 2014, certain large re-organization transactions involving the Registrant became effective. These transactions are described in detail in the Form 6-K submitted by the Registrant to the Securities and Exchange Commission on May 31, 2012. As a result of such re-organization transactions, certain entities, including Sesa Goa Limited, Cairn India Limited , Vedanta Aluminium Limited and The Madras Aluminium Company Limited became part of or subsidiary of the Registrant. The re-organization is among entities under common control and will be accounted at historical cost and all prior periods to be presented in the Registrant’s consolidated financial statements to be included in the Annual Report on Form 20-F for the fiscal year ended March 31, 2014 will be retrospectively adjusted.

The Registrant is working to complete its consolidated financial statements and the Annual Report for the fiscal year ended March 31, 2014 giving effect to these re-organization transactions. The financial statements of the Registrant cannot be completed timely without unreasonable efforts and expense and the Registrant expects to file its Annual Report in Form 20-F by August 15, 2014.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

D. D. Jalan	91	(0) 11 4916 6137
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

During the fiscal year ended March 31, 2014, certain large re-organization transactions involving the Registrant became effective. These transactions are described in detail in the Form 6-K submitted by the Registrant to the Securities and Exchange Commission on May 31, 2012. As a result of such re-organization transactions, certain entities, including Sesa Goa Limited, Cairn India Limited , Vedanta Aluminium Limited and The Madras Aluminium Company Limited became part of or subsidiary of the Registrant. The re-organization is among entities under common control and will be accounted at historical cost and all prior periods to be presented in the Registrant’s consolidated financial statements to be included in the Form 20-F for the year ended March 31, 2014 will be retrospectively adjusted. Accordingly, the Registrant expects that the effect of the re-organization transactions will have a significant impact on the consolidated financial statements for the fiscal year ended March 31, 2014 compared to the consolidated financial statements reported in the prior fiscal year.

Sesa Sterlite Limited has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	July 31, 2014	By:	/s/ D. D. Jalan
Name: D. D. Jalan
Title: Chief Financial Officer